UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Entasis Therapeutics Holdings Inc.
(Name of Subject Company)

Entasis Therapeutics Holdings Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

293614 103
(CUSIP Number of Common Stock)

Manoussos Perros, Ph.D.
Chief Executive Officer
Entasis Therapeutics Holdings Inc.
35 Gatehouse Drive
Waltham, Massachusetts 02451
(781) 810-0120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of the Person(s) Filing Statement)

With copies to:
Jack S. Bodner Allison B. Schiffman Matthew C. Franker Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 841-1000	Elizabeth M. Keiley General Counsel Entasis Therapeutics Holdings Inc. 35 Gatehouse Drive Waltham, Massachusetts 02451 (781) 810-0120

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the documents listed below related to the proposed acquisition of Entasis Therapeutics Holdings Inc. (the “Company”) pursuant to the terms of an Agreement and Plan of Merger by and among the Company, Innoviva, Inc., a Delaware corporation (“Parent”), and Parent’s wholly owned subsidiary, Innoviva Merger Sub, Inc., a Delaware corporation.

1. The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on May 23, 2022 (including all exhibits attached thereto) is incorporated herein by reference.

2.	On May 23, 2022, the Company's Chief Executive Officer, Manoussos Perros, Ph.D., provided the electronic communication attached hereto as Exhibit 99.1 to the Company's employees.

3.	On May 23, 2022, the Company provided the electronic communication from the Parent's Chief Executive Officer, Pavel Raifeld, attached hereto as Exhibit 99.2 to the Company's employees.

4.	On May 23, 2022, the Company's Chief Executive Officer, Manoussos Perros, Ph.D., provided the electronic communication attached hereto as Exhibit 99.3 to the Company's employees.

5.
On May 23, 2022, the Company and Parent provided the slides attached hereto as Exhibit 99.4 to the Company's employees at a town hall meeting and by the electronic communication attached as Exhibit 99.3.

6.	On May 23, 2022, the Company and Parent provided the questions and answers attached as Exhibit 99.5 to the Company's employees by the electronic communication attached as Exhibit 99.3.

Important Information about the Tender Offer

The tender offer described in this document (the “Offer”) has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Entasis Therapeutics Holdings Inc. (“Entasis”) or any other securities. At the time the Offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Innoviva, Inc. (“Innoviva”) and Innoviva Merger Sub, Inc., a wholly owned subsidiary of Innoviva, with the Securities and Exchange Commission (the “SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Entasis with the SEC. The Offer will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Additional copies may be obtained at no charge by contacting Innoviva at 1350 Old Bayshore Highway Suite 400, Burlingame, CA 94010 or (650) 238-9600 or by contacting Entasis at 35 Gatehouse Drive, Waltham, MA 02451 or (781) 810-0120. In addition, Innoviva and Entasis file annual, quarterly and current reports and other information with the SEC, which are also available to the public at the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This document includes statements that are not statements of historical fact, or “forward-looking statements,” including with respect to Innoviva’s proposed acquisition of Entasis. Such forward-looking statements include, but are not limited to, the ability of Innoviva and Entasis to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, Innoviva’s and Entasis’ beliefs and expectations and statements about the benefits sought to be achieved in Innoviva’s proposed acquisition of Entasis, the potential effects of the acquisition on both Innoviva and Entasis, the possibility of any termination of the merger agreement, as well as the expected benefits and success of Entasis’ product candidates. Many of these risks and uncertainties are beyond Entasis’ control. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all, or with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the Offer and the subsequent merger; uncertainties as to how many of Entasis’ stockholders unaffiliated with Innoviva will tender their shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the Offer contemplated by the merger agreement may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Entasis’ business; the risk that stockholder litigation in connection with the Offer or the merger may result in significant costs of defense, indemnification and liability, and diversion of management time and attention from managing Entasis’ affairs; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of Innoviva’s and Entasis’ patents and other protections for innovative products; and the exposure to litigation, including patent litigation, and/or regulatory actions.

Innoviva and Entasis undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Innoviva’s and Entasis’ 2021 Annual Reports on Form 10-K and Innoviva’s and Entasis’ other filings with the SEC available on the SEC’s website at www.sec.gov.

Exhibit Index

Exhibit No.	Description
99.1	Employee email from Manoussos Perros, Ph.D., provided on May 23, 2022.
99.2	Employee email from Pavel Raifeld, provided on May 23, 2022.
99.3	Employee email from Manoussos Perros, Ph.D., provided on May 23, 2022.
99.4	Employee Town Hall Slides, presented on May 23, 2022.
99.5	Employee Q&A, provided on May 23, 2022.